NEWS RELEASE

ELD No. 05-20

TSX: ELD  AMEX: EGO

 December 22, 2005

Eldorado Gold Provides Resource Update from Tanjianshan Project, China

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or the “Company”), is pleased to announce an increase in mineral resources at our 85% owned Tanjianshan Gold Project (“TJS Project”) located in Qinghai Province, China. Based on  a 1.0 g/t cut off, Measured and Indicated Resources now total 11.9 Mt at 3.5 g/t (1.35 Moz) and Inferred Resources total 1.7 Mt at 4.3 g/t (0.24 M oz).

Measured and Indicated Resources in the Tanjianshan Gold Project, Technical Report, September 2005 (“the Report”) had been calculated as 7.2 Mt at 4.4 g/t (1.03 Moz) with Inferrred Resources at 3.0 Mt at 3.0 g/t (0.30 Moz).

In 2005, 68 diamond drill holes were completed totaling 9,377 metres.  A total of 33,136 metres of drilling has now been incorporated in the resource estimate.

Table 1:

Tanjianshan Mineral Resources (December 22, 2005)

MINERAL RESOURCE CATEGORY	UPDATED RESOURCE ESTIMATE			SEPTEMBER 2005 REPORT RESOURCES ESTIMATE
	Tonnes (000)	Au (g/t)	Au (oz.)	Tonnes (000)	Au (g/t)	Au (oz.)
Jinlonggou (“JLG”)
Measured	2,541	3.05	249,000	1,662	3.99	213,000
Indicated	7,937	3.01	768,000	4,353	3.50	490,000
Measured + Indicated	10,479	3.02	1,017,000	6,015	3.64	703,000
Inferred	1,379	3.80	168,000	2,770	3.00	267,000
Qinlongtan (“QLT”)
Indicated	1,388	7.37	329,000	1,164	8.62	323,000
Inferred	344	6.39	71,000	220	4.3	30,000

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MINERAL RESOURCE CATEGORY	UPDATED RESOURCE ESTIMATE			SEPTEMBER 2005 REPORT RESOURCES ESTIMATE
	Tonnes (000)	Au (g/t)	Au (oz.)	Tonnes (000)	Au (g/t)	Au (oz.)
Total Tanjianshan Resource
Measured	2,541	3.05	249,000	1,662	3.99	213,000
Indicated	9,325	3.66	1,097,000	5,517	4.58	813,000
Measured + Indicated	11,866	3.53	1,346,000	7,179	4.44	1,026,000
Inferred	1,723	4.32	239,000	2,990	3.0	297,000

The footnotes below apply to all resource tables within this release.

1)

Mineral resources at the Tanjianshan Project are reported at above a 1.0 g/t Au cut-off value.

2)

Both the Sept. 2005 Report and update estimate exclude a 36,000 ounce indicated resource in leach pad material previously included in an April 2005 Feasibility Study.

3)

The contained gold represents estimated contained metal in the ground and has not been adjusted for the metallurgical recoveries of gold.

4)

Resource classification conform to CIM Standards on Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.  Mineral Resources that are not Reserves do not have demonstrated economic viability.  Measured and Indicated Mineral Resources are that part of a Mineral Resource for which quantity, grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

“We are pleased to announce the first increase in resources at our Tanjianshan Project and believe that further drilling programs scheduled for 2006 will continue to expand this resource base.  Early in 2006, the company will revise the Tanjianshan mineral reserve and subsequently update the planned operating performance of the mine,” commented Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation.

Stephen Juras, Ph.D. P.Geo, Manager, Geology is the qualified person responsible for the technical disclosure in this press release.  Dr. Juras is also the qualified person under whose direction the Tanjianshan mineral resource estimates were calculated.  The mineral resource estimates were made from 3D block models utilizing commercial mine planning software.  The estimates were based on assay data from drill hole, trench and underground channel samples.  Quality of data collected prior to 2005 is described in an existing Technical Report. The 2005 data, all from drill holes, were obtained from samples prepared at Eldorado’s on-site facility in China and assayed at SGS-CSTC Standards Technical Services Co. Ltd. Facility in Tianjin, China.  Analysis for gold was done on sawn half core samples using fire assay (AA finish) methods.  Standard reference materials, blank and field duplicate samples inserted prior to shipment from site monitored the quality control of the assay data.  The assay data were composited into 2 m and 1.5 m down-hole composites for Jinlonggou and Qinlongtan deposits, respectively. Extreme gold grades in both deposits were controlled by implementing capping limits.  Only capped data were used in grade interpolation. Interpolation domains were created based on geology and the gold mineralization (outlines

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were derived by a method of probability assisted constrained kriging using a 0.5 g/t Au threshold value).  Modelling consisted of grade interpolation by ordinary kriging for Jinlonggou and inverse distance to the 3rd power for Qinlongtan.  Models were validated visually to source data, and statistically for any bias or trends.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

Paul N. Wright

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management. Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change

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and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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